SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                           Zenex International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98935F100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy Aduddell
                          4700 W. 23rd St., Suite 112
                            Oklahoma City, OK 73127
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.98935F100                    13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Timothy Aduddell

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                      23,069,321 shares and an option
                                                   to purchase 30,000,000 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                       3,700,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                      23,069,321 shares and an option
                                                   to purchase 30,000,000 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                       3,700,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 26,769,321 shares and an option
                                                   to purchase 30,000,000 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     Up to 72.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                                                              IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.98935F100                    13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fireball Investments, LLC
EIN:  73-1588370
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                              OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Oklahoma

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                                           11,345,434

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                           11,345,434

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      11,345,434

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           23.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                                                              OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.98935F100                       13D


________________________________________________________________________________
Item 1.  Security and Issuer.

     This Schedule 13D relates to common stock ("Common Stock") of Zenex International, Inc., a Colorado corporation (the "Issuer"), including the Common Stock that Timothy Aduddell current has the right to acquire immediately upon the exercise of an option issued September 27, 2002 (the "Option"), to purchase 30,000,000 shares of Common Stock at an exercise price of $0.04 per share.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Name: This Schedule 13D is filed by Mr. Aduddell, on his own behalf and on behalf of Fireball Investments, LLC ("Fireball"), which is owned 100% by Mr. Aduddell (the "Reporting Person").

     (b) Residence or business address: The principal business address of Mr. Aduddell and Fireball is 4700 N.W. 23rd St., Suite 112, Oklahoma City, Oklahoma 73127.

     (c) Present business or occupation: The principal business of Fireball is investments. Mr. Aduddell's present principal occupation is as the Chief Executive Officer of Aduddell Roofing & Sheet Metal, Inc. ("Aduddell Roofing").

     (d) Criminal convictions: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.

     (e) Civil Proceedings: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibing or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     (f) Citizenship: Fireball was organized in Oklahoma. Mr. Aduddell is a citizen of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


     On June 21, 2000, Fireball purchased 7,400,000 shares of the Issuer's Common Stock. On March 7, 2002, Fireball purchased 7,645,435 shares of the Issuer's Common Stock from a group of selling shareholders, which included the former President and Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer. Following the March 7, 2002 purchase, Fireball owned 15,045,434 shares of the Issuer's Common Stock. Subsequently, one of Fireball's owners terminated his interest in Fireball and received 3,700,000 shares of Common Stock in connection with his liquidation

     On September 27, 2002, the Issuer acquired Aduddell Roofing & Sheet Metal, Inc. ("Aduddell Roofing") through a merger. Tim Aduddell transferred his common stock of Aduddell Roofing to a subsidiary of the Issuer in exchange for 10.0 million shares of Common Stock and options to purchase 30.0 million shares of Common Stock for $0.04 per share. Subsequent to the merger, Aduddell Roofing became a wholly owned subsidiary of the Issuer.

     On April 15, 2005, Oklahoma Development Group, LLC, an Oklahoma limited liability company ("ODG") that is wholly owned by Mr. Aduddell, purchased 3,700,000 shares of Common Stock in a private purchase from another shareholder of the Issuer.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The purpose of Fireball's and ODG's acquisition of the Common Stock was to obtain an equity interest in the Issuer as an investment. Mr. Aduddell received his Shares and the Option in connection with merger of Aduddell Roofing with and into the Issuer. None of the Reporting Persons have present plans or proposals relating to or that would result in any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer; any sale or transfer of a material amount of assets of the Issuer; any change in the board of directors or management of the Issuer or in the number or term of directors of the Issuer or to fill any existing vacancies on the Board; any material change in the capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; or any change in the Issuer's certificate of incorporation, by-laws, or other actions that may impede the acquisition of control of the Issuer by any person. Furthermore, Impact has no plans to cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. However, Impact reserves the right to consider from time to time the desirability of any of the actions described in this paragraph, depending upon future business and financial considerations.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) As of April 15, 2005, Mr. Aduddell owned an aggregate principal amount of 26,769,321 shares of the Issuer's Common Stock and an Option to purchase an additional 30,000,000 shares of the Issuer's Common Stock. Of this total amount, Mr. Aduddell owns 11,345,434 shares through Fireball, 3,700,000 shares through ODG and 11,723,887 shares individually.

     (b) Mr. Aduddell has the sole power to direct the disposition and direct the vote of 23,069,321 shares of Common Stock and all 30,000,000 shares of Common Stock into which the Option is convertible. Mr. Aduddell shares voting and dispositive power with respect to the 3,700,000 shares held through ODG.

     (c) Mr. Aduddell has effected the following transactions in the Issuer's Common Stock in the last sixty (60) days: i. Purchase of 3,700,000 shares of Common Stock on April 15, 2005 at a price per share of $0.13 through ODG.

     (d)  None.

     (e)  None.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

        99 - Joint Filing Statement

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 29, 2005
                                        ----------------------------------------
                                                         (Date)


                                                    TIMOTHY ADUDDELL
                                        ----------------------------------------
                                                       (Signature)





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit 99

CUSIP No. 98935F100


                             JOINT FILING STATEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but will not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 29, 2005

                                            TIMOTHY ADUDDELL
                                            Timothy Aduddell


                                            FIREBALL INVESTMENTS, LLC


                                            By:   TIMOTHY ADUDDELL
                                                  Timothy Aduddell, Manager